NEWS RELEASE

SHAW ANNOUNCES C$300 MILLION SENIOR NOTE OFFERING

Calgary, Alberta (February 16, 2016) – Shaw Communications Inc. (“Shaw”) announced today the terms of an offering of C$300 million principal amount of 3.15% senior notes due 2021. The net proceeds of this offering will be used for working capital and general corporate purposes, which may include directly or indirectly funding payment of a portion of the purchase price for the previously announced acquisition by Shaw of WIND Mobile. Closing is scheduled to occur on February 19, 2016. Based on the closing purchase price, the effective yield of the notes, if held to maturity, is 3.174%.

The senior notes will be made available in Canada, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2 or from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca